UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2019 (Report No. 3)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir St.

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ____

CONTENTS

During March and May 2016, Foresight Autonomous Holdings Ltd. (the “Company”) issued warrants to purchase 11,781,552 of the Company’s ordinary shares (the “Warrants B” and the “Ordinary Shares,” respectively), out of which (i) warrants to purchase 9,752,984 Ordinary Shares were to expire on February 28, 2019, and (ii) warrants to purchase 2,028,568 Ordinary Shares will expire on May 16, 2019.

In addition, during March and April 2017, the Company issued the warrants to purchase 19,033,159 Ordinary Shares (“Warrants F”), out of which (i) warrants to purchase 12,296,976 Ordinary Shares will expire on March 28, 2019, and (ii) warrants to purchase 6,736,183 Ordinary Shares will expire on April 23, 2019.

On February 18, 2019, the Company’s Board of Directors resolved to extend the expiration date of Warrants B and Warrants F to December 31, 2019, and, subject to the warrant holders consent, to change the exercise price of Warrants B from NIS 4.00 to U.S.$1.08.

This Report of Foreign Private Issuer on Form 6-K of the Registrant is incorporated by reference into the registration statement on Form F-3 (File No. 333-229715) and registration statement on Form S-8 (File No. 333-229716) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: March 7, 2019

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